[redacted]

mr

SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
125

SECUR 12014650 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25547

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2011** (MM/DD/YY) AND ENDING **December 31, 2011** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Mutual Trust Company of America Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2963 Gulf to Bay Blvd, Suite 330
(No. and Street)

Clearwater	Florida	33759
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jed Bandes **(727) 799-9922**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peter Messineo, CPA
(Name – *if individual, state last, first, middle name*)

1982 Otter Way	Palm Harbor	FL	34685
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/4

OATH OR AFFIRMATION

I, **Jed Bandes**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Mutual Trust Company of America Securities, Inc.**, as of **December 31**, 20**11**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

KEITH E. HANLEY
MY COMMISSION # EE 138437
EXPIRES: October 17, 2015
Bonded Thru Notary Public Underwriters

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

mutual trust company
of america securities

MUTUAL TRUST COMPANY OF AMERICA SECURITIES, INC.

Financial Statements
and
Supplementary Information

December 31, 2011

TABLE OF CONTENTS

Peter Messineo
Certified Public Accountant
1982 Otter Way Palm Harbor FL 34685
peter@pm-cpa.com
T 727.421.6268 F 727.674.0511

PM CPA FIRM

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Mutual Trust Company of America Securities, Inc.
Clearwater, Florida

We have audited the accompanying statement of financial condition of Mutual Trust Company of America Securities, Inc. (the Company) as of December 31, 2011 and the related statements of operations and changes in equity and cash flows for the year then ended that are filed pursuant to the Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Mutual Trust Company of America Securities, Inc. as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information listed in the table of contents required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Peter Messineo, CPA
February 17, 2012

MUTUAL TRUST COMPANY OF AMERICA SECURITES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

CURRENT ASSETS		
Cash and equivalents	$	1,343,782
Deposits with clearing organization		108,247
Commissions receivable		6,203
Debt Securities		4,023
Prepaid expenses		20,506
Fixed assets, net of accumulated depreciation of $1,913		101
TOTAL ASSETS	$	1,482,862

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Commissions payable	$	94,597
TOTAL LIABILITIES		94,597
STOCKHOLDER'S EQUITY		
Common stock, $1 par value, 1,000 shares authorized, 1,000 shares issued		1,000
Additional paid-in capital		177,733
Retained Earnings		1,209,532
TOTAL STOCKHOLDER'S EQUITY		1,388,265
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,482,862

The accompanying notes are an integral part of these financial statements.

MUTUAL TRUST COMPANY OF AMERICA SECURITES, INC.
STATEMENT OF OPERATIONS AND CHANGES IN EQUITY
YEAR ENDED DECEMBER 31, 2011

REVENUES		
Commission income	$	3,707,598
Interest and dividends		48,450
Gain on sales of securities and bonds		236,358
TOTAL REVENUE		3,992,406
DIRECT EXPENSES		
Broker commissions		2,094,426
Management fees		41,945
TOTAL DIRECT EXPENSES		2,136,371
		1,856,035
OPERATING EXPENSES		
Accounting and legal		13,915
Depreciation		506
General and administrative		9,034
Insurance		49,157
Interest, margin		2,099
Management fees		750,000
Regulatory fees, licenses, permits and taxes		6,571
TOTAL OPERATING EXPENSES		831,282
NET INCOME		1,024,753
RETAINED EARNINGS - December 31, 2010		799,779
2011 DISTRIBUTIONS		(615,000)
RETAINED EARNINGS - December 31, 2011	$	1,209,532

The accompanying notes are an integral part of these financial statements.

MUTUAL TRUST COMPANY OF AMERICA SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,024,753
Adjustments to reconcile net income to net cash (used in) provided by operations:	
Depreciation	506
Increase (decrease) in cash due to changes in:	
Commission receivable	51,409
Deposits at clearing organization	(55)
Prepaid expenses	(506)
Debt securities	(4,023)
Commissions payable	(95,432)
Net Cash Provided by Operating Activities	976,652
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to stockholder	(615,000)
NET INCREASE (DECREASE) IN CASH	361,652
CASH AND EQUIVALENTS, December 31, 2010	982,130
CASH AND EQUIVALENTS, December 31, 2011	$ 1,343,782
SUPPLEMENTAL CASH FLOW INFORMATION	
Interest paid	$ 2,099
Taxes paid	$ -

The accompanying notes are an integral part of these financial statements.

MUTUAL TRUST COMPANY OF AMERICA SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Mutual Trust Company of America Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated in Florida on June 23, 1980 The Company is a broker/dealer registered with the Securities and Exchange Commission and engaged in the business of selling securities including stock, bonds and other marketable securities.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Use of estimates – The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses. These estimates are based on management's knowledge and experience. Actual results could differ from these estimates.

Fair value of financial instruments – The Company uses a three level valuation hierarchy for disclosures of fair value measurements and enhances disclosure requirements for fair value measures. The estimated fair value of the Company's cash and cash equivalents, commissions receivable and commissions payable at December 31, 2011 approximates their respective value in these financial statements due to their relatively short holding periods.

Cash and cash equivalents – The Company considers all highly liquid investments with an original maturity date of three months or less to be considered cash equivalents

Office equipment – Office equipment is recorded at cost. Replacements, maintenance and repairs which do not improve or extend the life of the respective assets, are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful life of the assets which range from three (3) to seven (7) years

Impairment of long-lived assets – Long-lived assets are reviewed for possible impairment on an annual basis or whenever adverse events or circumstances indicate the carrying value of an asset may not be recoverable. Where indications of impairment are indentified, management determines whether impairments are present by comparing carrying amounts to the undiscounted future cash flows at the lowest discernable level. Impairment charges, if present, are calculated upon discounted cash flows or fair value, whichever is more readily available.

Revenue recognition – The Company generates revenue in the form of commissions earned on security sales. Revenue is recorded as earned and commissions earned but not received are booked as accounts receivable and maintained as a current asset. Sales of securities and bonds are recorded upon order confirmations and the resulting gain or loss is realized in the period the transaction is completed. Unrealized gains and losses are recorded on a market basis compared to cost basis.

Expense recognition – Expenses are recorded as incurred. Any expense incurred but not paid in the current operating cycle is recorded as a current liability in accounts payable. Direct costs include commissions paid to brokers and management fees.

Income taxes – The Company has elected under Subchapter S of the Internal Revenue Code to be treated as a disregarded entity for purposes of income taxation. As a disregarded entity all elements of income and expense of the Company are allocated to the Owner and reported on his individual income tax return. Accordingly, there is no provision for income taxes in these financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company shares office space with several non-affiliated entities under a verbal cost sharing agreement. In exchange for office space, the services of the Owner's assistant and certain other office expenses are exchanged for certain clearing fees and commissions.

The Company pays a management fee to an affiliated entity for the services of its President. Management fees of $750,000 were paid in 2011 for these services.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2011 we had net capital of $ 1,352,715 which was $1,246,409 in excess of the required net capital of $6,306. The ratio of aggregate capital to net capital was 0.0699 to 1 or 6.99% at December 31, 2011.

NOTE 5 – RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Net Capital per Form X-17a-5	$ 1,352,715
Audit Adjustments and Reclassifications	-
Net Capital Per Audited Financial Statements	$ 1,352,715

Peter Messineo
Certified Public Accountant
1982 Otter Way Palm Harbor FL 34685
peter@pm-cpa.com
T 727.421.6268 F 727.674.0511

PM CPA FIRM

SUPPLEMENTARY INFORMATION

Board of Directors
Mutual Trust Company of America Securities, Inc.:

We have audited the financial statements of Mutual Trust Company of America Securities, Inc. as of and for the year ended December 31, 2011, and have issued our report thereon dated February 17, 2012, which contained an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information listed in the table of contents required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Peter Messineo, CPA
February 17, 2012

MUTUAL TRUST COMPANY OF AMERICA SECURITIES, INC.
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

Computation of Net Capital:	
Total ownership equity from Statement of Financial Condition	$ 1,388,265
Deduct members' equity not allowable in computation of net capital	-
Total members' equity qualified for net capital	1,388,265
Add:	
Subordinated borrowings	-
Other deductions or allowable credits	-
Total capital and allowable subordinated borrowings	1,388,265
Deductions and/or charges:	
Non-allowable assets	(101)
Other deductions or charges	(20,506)
Net capital before haircuts on securities position (tentative net capital)	1,367,658
Haircuts on securities, pursuant to 15c3-1(f):	
Contractual securities commitments	
Subordinated securities borrowings	
Trading and investment securities, debt	(241)
Trading and investment securities, other	(14,702)
Net Capital	$ 1,352,715

Computation of basic net capital requirement	
Total aggregated indebtedness: commissions payable	94,597
Minimum net capital required based upon aggregate indebtedness (which is calculated as 6-2/3% of aggregate indebtedness)	6,306
Minimum net capital required	100,000
Excess net capital	1,252,715
Ratio: aggregate indebtedness to net capital	6.99%

MUTUAL TRUST COMPANY OF AMERICA SECURITIES, INC.
COMPUTATION OF DETERMINATON OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

The Company is claiming an exemption from Rule 15C3-3 under section (k)(2)(i).

MUTUAL TRUST COMPANY OF AMERICA SECURITIES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

The Company is claiming an exemption from Rule 15C3-3 under section (k)(2)(i).

MUTUAL TRUST COMPANY OF AMERICA SECURITIES, INC.
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2011

The Company is claiming an exemption from Rule 15C3-3 under section (k)(2)(i).

PM CPA FIRM

Peter Messineo
Certified Public Accountant
1982 Otter Way Palm Harbor FL 34685
peter@pm-cpa.com
T 727.421.6268 F 727.674.0511

INDEPENDENT AUDITOR'S REPORT ON COMPLIANCE AND ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors of
Mutual Trust Company of America Securities, Inc.
Clearwater, Florida

In planning and performing our audit of the financial statements of Mutual Trust Company of America Securities, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, [Designated self-regulatory organization], and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Peter Messineo, CPA
February 17, 2012

Peter Messineo
Certified Public Accountant
1982 Otter Way Palm Harbor FL 34685
peter@pm-cpa.com
T 727.421.6268 F 727.674.0511

PM CPA FIRM

INDEPENDENT ACCOUNTANT'S REPORT ON AGREED-UPON PROCEDURES PERFORMED ON SIPC FORM SIPC-7

Board of Directors
Mutual Trust Company of America Securities, Inc.
Clearwater, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Mutual Trust Company of America Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Mutual Trust Company of America Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Mutual Trust Company of America Securities, Inc.'s management is responsible for the Mutual Trust Company of America Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in general ledger, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers summarizing revenues and commissions earned, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers of detailed revenues, commissions (received and paid) supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Peter Messineo, CPA
February 17, 2012

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

025547 FINRA DEC
MUTUAL TRUST COMPANY OF AMERICA 17*17
08/142963 GULF TO BAY BLVD STE 330
CLEARWATER FL 33759

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $7,214.73
   B. Less payment made with SIPC-6 filed (exclude interest) (3,087.97)
      Date Paid
   C. Less prior overpayment applied (-0-)
   D. Assessment balance due or (overpayment) 4,126.76
   E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum -0-
   F. Total assessment balance and interest due (or overpayment carried forward) $4,126.76
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $4,126.76
   H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Mutual Trust Company
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the ____ day of Feb., 2012

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan, 20 11
and ending Dec, 20 11

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,992,406
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	917,430
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	138,032
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	51,054
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	1,106,516
2d. SIPC Net Operating Revenues	$ 2,885,890
2e. General Assessment @ .0025	$ 7,214.73 (to page 1, line 2.A.)